SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 8)

J. ALEXANDER’S CORPORATION

(Name of Subject Company)

J. ALEXANDER’S CORPORATION

(Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A

Junior Preferred Stock Purchase Rights

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

R. Gregory Lewis

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

(615) 269-1900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.

Lori B. Morgan, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), on August 6, 2012, and amended on August 7, 2012, August 13, 2012, August 20, 2012, August 23, 2012, August 27, 2012, August 31, 2012 and September 6, 2012 (which, together with this Amendment No. 8 and any subsequent amendments or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Parent”), a Delaware corporation, pursuant to which Merger Sub offered to purchase all of the outstanding shares of J. Alexander’s common stock at a price of $13.00 per share (subsequently revised to $14.50 on September 6, 2012), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Commission on August 6, 2012, and amended on August 23, 2012, and September 6, 2012. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 8 is being filed to reflect certain additional information as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 8.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting at the end of the paragraph that begins “On March 15, 2012…” under the heading “—Background of the Offer and the Merger” the following:

“Fidelity was contacted as a prospective strategic acquirer based on its known interest in acquiring full service restaurant concepts and its sufficient financial resources to consummate a potential transaction, in each instance, as demonstrated at that time by its agreement to acquire O’Charley’s Inc. O’Charley’s Inc. was also identified (prior to its agreement to be acquired by Fidelity) as a prospective strategic acquirer based on, among other things, the potential for strategic synergies from a combination with a full service restaurant operating company headquartered in Nashville with experience in the upscale dining segment. It was anticipated that a transaction with Fidelity could potentially generate similar strategic synergies.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting at the end of the paragraph that begins “On April 3, 2012…” under the heading “—Background of the Offer and the Merger” the following:

“Mr. Ouf and Mr. Stout discussed in general terms the future management structure of a combined organization. Mr. Stout indicated to Mr. Ouf that he was not seeking assurances concerning his own employment, but was willing to be flexible in connection with the transition of management of the Company upon the closing of a potential transaction with Fidelity, and that he would be willing to provide services to the Company on a transitional basis or a longer-term basis, in order to facilitate a transaction. No specific employment terms were discussed.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the paragraph that begins “On April 26, 2012…” under the heading “—Background of the Offer and the Merger” with the following:

“On April 26, 2012, Mr. Stout met in Jacksonville, Florida for an introductory dinner with Mr. William Foley II, the Executive Chairman of the Board for Fidelity, George P. Scanlon, Chief Executive Officer of Fidelity, Raymond R. Quirk, President of Fidelity and Mr. Bickett. The purpose of the meeting was to introduce Mr. Stout to Messrs. Foley, Scanlon and Quirk. Mr. Foley and Mr. Stout discussed the background and history of Fidelity and Fidelity’s interest in the restaurant industry, including its investment in and operation of ABRH and ABRH’s restaurant subsidiaries. Mr. Stout did not engage in negotiations, or discuss the status of ongoing negotiations, regarding Fidelity’s proposed transaction with the Company at this meeting.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following as a new paragraph immediately following the paragraph that begins “On June 20, 2012, with the parties having reached agreement…” under the heading “—Background of the Offer and the Merger”:

“In the course of discussions during June 2012, as described above, Fidelity indicated to Mr. Stout in his capacity as an employee of the Company that Fidelity desires that its subsidiary, the Operating Company, employ Mr. Stout in its restaurant business after the closing, but that Fidelity insisted that Mr. Stout’s and other executives’ employment agreements and salary continuation agreements be modified as described above. With respect to Mr. Stout, these amendments required Mr. Stout to waive his right to terminate his employment for “good reason” following the proposed transactions and, in turn, waive receipt of severance payments in an approximate amount of $1.25 million to which, but for the amendments, he would have been entitled. No definitive proposals were or have been offered by Fidelity with respect to the terms of Mr. Stout’s future employment, or that of any of the other Company executives, beyond the terms reflected in his revised salary continuation agreement and employment agreement with the Company, as amended in June 2012 at the request of Fidelity to diminish certain rights of Mr. Stout and the other executives. Based on the amendments made to Mr. Stout’s employment agreement to diminish the scope of the “good reason” definition and thereby diminish Mr. Stout’s ability to terminate employment and obtain severance payments for good reason under his employment agreement, as described above, it is anticipated that after the closing of the proposed transactions, Mr. Stout may be reassigned to a position with the Operating Company at its main corporate office in Nashville, Tennessee or its upscale dining division office in Nashville, Tennessee, with similar duties and responsibilities as Mr. Stout’s duties and responsibilities prior to the closing (subject to certain changes), and with substantially similar salary and benefits (with equity to be appropriate to his level in the organization). However, Fidelity and its affiliates are under no obligation whatsoever to continue the employment of Mr. Stout or any of the Company’s other executive officers following the transactions, subject to the payment of any applicable severance amounts or benefits upon a termination of employment, as modified by the executive letter agreements discussed above. In addition, as described under the subheading “—Summary of Benefits Continuation Period” of Item 3 above, the Prior Merger Agreement (and the Restated Merger Agreement) provides that for a period of twelve months after the closing of the proposed transactions, Fidelity will cause the Company to provide its continuing employees with (i) base salary and target cash bonus opportunities substantially comparable in the aggregate with employee compensation (but excluding equity opportunities, change in control bonuses and retention agreements) provided to similarly situated employees of the Operating Company and (ii) employee benefits substantially comparable in the aggregate with employee benefits (but excluding equity opportunities) provided to similarly situated employees of the Operating Company. Therefore, it is anticipated that Mr. Stout, and other executive officers whose employment is continued following the closing of the proposed transactions, will receive salary and benefits substantially similar to his salary and benefits received prior to the closing of the proposed transactions.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting at the end of the paragraph that begins “On June 23, 2012…” under the heading “—Background of the Offer and the Merger” the following:

“The Company and Cary Street Partners targeted potentially interested buyers known for their interest in acquisitions in the restaurant sector or of small cap companies. The strategic parties were identified based on the industry segments in which such parties participate, known interest in acquisitions of additional restaurant concepts and their perceived financial capability. The financial parties were identified based on the amount of funds under management, prior investment experience in relevant industries, and an ability to consummate a transaction.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following sentence immediately following the first sentence of the paragraph that begins “In the ordinary course of its business…” under the subheading “—Miscellaneous” regarding the July 29, 2012 Fairness Opinion under the heading “—Opinion of J. Alexander’s Financial Advisor”:

“During the two-year period prior to the date of Cary Street Partners’ opinion, Cary Street Partners did not hold any securities or positions in the securities of J. Alexander’s, Fidelity, or any of their respective affiliates for its own account.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following sentence immediately following the first sentence of the paragraph that begins “In the ordinary course of its business…” under the subheading “—Miscellaneous” regarding the September 5, 2012 Fairness Opinion under the heading “—Opinion of J. Alexander’s Financial Advisor”:

“During the two-year period prior to the date of Cary Street Partners’ opinion, Cary Street Partners did not hold any securities or positions in the securities of J. Alexander’s, Fidelity, or any of their respective affiliates for its own account.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name:	R. Gregory Lewis
Title:	Chief Financial Officer, Vice President of Finance and Secretary

Dated: September 17, 2012